Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: American Midstream Partners, LP

Subject Company: JP Energy Partners LP

Commission File No.: 001- 36647

American Midstream Partner, LP
Third Quarter 2016 Earnings Conference Call
November 8, 2016

American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

CORPORATE PARTICIPANTS

Mark Buscovich, Manager of Finance

Lynn Bourdon, III, Chairman, President and Chief Executive Officer

Matt Rowland, Senior Vice President and Chief Operating Officer

Eric T. Kalamaras, Senior Vice President and Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Eric Genco, Citi

Robert Gorman, Robert W. Baird & Co.

PRESENTATION

Operator:

Good morning. My name is Tashawn and I will be your conference Operator today. At this time, I would like to welcome everyone to American Midstream Partners, LP Q3 2016 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. If you would like to ask a question, simply please press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Thank you. I would now like to turn the call over to Mr. Mark Buscovich. You may begin your conference.

Mark Buscovich:

Thank you, Tashawn. Good morning and welcome to the Third Quarter 2016 Earnings Call for American Midstream Partners. Our press release outlining third quarter results can be accessed on the Investor Relations page of our website at americanmidstream.com, along with our 10-Q which was filed today with the SEC. A replay of this call will be archived on the Company’s website for a limited time.

Leading the call today will be Lynn Bourdon, III, Chairman, President and Chief Executive Officer, Matt Rowland, Senior Vice President and Chief Operating Officer, and Eric T. Kalamaras, Senior Vice President and Chief Financial Officer, as well as other members of the Management Team. Lynn, Matt, and Eric will discuss results for the third quarter of 2016. Afterwards, we will open the call for your questions.

Please note the cautionary language regarding forward-looking statements contained in the press release. This same language applies to statements made in today’s conference call. This call will

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

contain time-sensitive information, as well as forward-looking statements, which are only accurate as of today, November 8, 2016. American Midstream Partners expressly disclaims any obligation to update or amend the information contained in the conference call to reflect events or circumstances that may arise after today’s date, except as required by applicable law.

For a complete list of risks and uncertainties that may affect future performance, please refer to the Company’s periodic filings with the SEC.

With that, I’ll turn the call over to our Chief Executive Officer, Lynn Bourdon.

Lynn Bourdon, III:

Thank you, Mark. We appreciate everyone joining us on the conference call this morning. Today, we will discuss our third quarter results, review steps we have taken to further strengthen the Partnership financially, update the progress we have achieved in our various operating areas, as well as review the rationale behind the JP Energy Partners merger. Matt and Eric will discuss details on our third quarter performance and an update on our ongoing operations, after which I will close the call and we will take questions.

This quarter we continued to demonstrate strong operational performance through our record financial results for the quarter. We recognized significant year-over-year results driven by the growth from acquisitions we made earlier this year, as well as continued solid performance in our Gathering and Transmission segments and our East Texas processing systems. Our Adjusted EBITDA for the quarter was $35.8 million, which represents 126% growth over third quarter 2015.

At the start of the year, we emphasized that we would work to solidify our financial position, focus our efforts on improving the performance of our existing assets, and complete ongoing projects while making strides towards achieving sustainable growth. As part of this commitment, we also stressed that we would work to develop a competitive position in each of our core operating areas.

We began the process a little over a year ago to further develop a competitive position in the Gulf of Mexico through the initial 12.9% purchase of the Delta House production platform and associated transmission lines. Today, 12 months later and after more than $450 million of investments, we now have a network of Gathering, Transmission, and Processing assets that cover more than 10,000 square miles in the shallow and deep-water areas of the Gulf of Mexico. This network now has American Midstream firmly entrenched in the prolific deep-water Mississippi Canyon from main pass all the way west to South Marsh Island.

In addition to the acquisitions, as of November 1, we are now the operator of the Destin and Okeanos pipeline systems and, in doing so, we further positioned ourselves as a Gulf Coast offshore and onshore logistics provider to the many producers, marketers, and consumers who transport natural gas on our systems to end-user markets.

In addition to helping establish the Partnership as a competitive player in the offshore market, it has also opened the door to grow through various avenues provided by the significant activity by producers in our operating areas. As an example, more than 40% of all the current Gulf of Mexico rigs are pointed towards resource development that flow through our pipeline systems. We plan on continuing to expand our Gulf of Mexico footprint, both offshore and in related onshore infrastructure, as we see opportunities to ensure that we are participating in the full value chain.

In our Terminal segment, we are taking advantage of our strong position in the New Orleans area with our deep-water Harvey Terminal. We are pleased to announce that on October 19 we received final approval from the Jefferson Parish Authorities, which paves the way for us to proceed with our project to add over

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

1.3 million barrels of capacity at the Harvey site. The planned $50 million to $60 million expansion, which we expect to take place over the next several years or shorter, based on our previous performance, will bring the total Harvey site capacity to approximately 2.5 million barrels.

We have a strong Team in place who has demonstrated tremendous performance in growing the business. In just 25 months since commencing operations at the site, they were able to add 1.1 million barrels in contracted storage capacity.

Changing gears to the most recent announcement two weeks ago, we will be merging with JP Energy Partners. This is the next logical step in building an integrated Asset portfolio. This merger will not just be a transformative event; it’s also an evolutionary change. Together, we will forge ahead on a unified path with a consistent set of interests and a plan to succeed over the long term. This merger not only accelerates the trajectory of our Companies, but also creates that platform for execution.

Through the merger, we will work to create a further integrated Midstream organization with a higher participation in the NGL value chain. JP Energy’s retail propane, community distribution systems, cylinder exchange business, strong marketing and supply functions when linked with American Midstream’s NGL footprint, will allow us to further capture value along the expanded value chain.

Furthermore, by combining JP Energy’s proficiency and expertise in these areas with a greater scale and ability to solidify our competitive position, we can further leverage our stronger financial platform, allowing us to pursue opportunities that would not have been available on a standalone platform.

With the addition of the Silver Dollar Pipeline System and associated crude marketing and transportation activities to our existing Yellow Rose Gathering System and Mesquite off-spec NGL and (inaudible) Processing facilities, we are in a position to more fully complete in one of the hottest basins in the country.

In addition, we believe that the crude oil transportation, marketing and supply functions, as well as the NGL Transportation assets will benefit our Bakken, East Texas and Southeast Systems via commercial synergies. When we combine the JP Energy Terminal position with the American Midstream assets, we will have a business segment that has over 6 million barrels of petroleum and chemical storage capacity. Each of these terminals are strategically located to serve various demand markets, as well as having excellent access to supply. This combination creates a strong competitive advantage in their various locations and with the products that they serve.

So to reiterate, we anticipate a successful merger with JP Energy Partners which will enhance our scale, improve our financial stability, and expand our geographic presence, as well as extend our value chain. We expect to have many more conversations about the specifics of the merger impact in the future.

Lastly, we are thankful for the tremendous support that we have and continue to receive from our sponsor, ArcLight Capital Partners. ArcLight continues to deliver over-the-top support as evidenced by the willingness to forego IDR payments when we reduced the distributions earlier this year, the newly issued Series D units to facilitate the new Delta House interest acquisition, and the many and significant concessions associated with the JP Energy merger. Their participation in and support of our business has been both refreshing and stimulating since I joined the Team at the end of 2015. At a time when most of our competitors have spent 2016 trying to survive, our Partnership has thrived and grown substantially, which is a direct result of ArcLight’s support.

As we turn to a more detailed discussion of our operations, I am pleased to announce, as previously indicated, we are maintaining a distribution of $0.41.25 again this quarter, solidifying our balance sheet and leverage while transitioning the Company so we can pay all of the preferred units in cash starting in 2017, as well as move towards a point where we can begin increasing distributions.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

We are confident about the performance of our business today and through the remainder of the year, and at this point we are comfortable guiding the higher end of the Adjusted EBITDA range for 2016. Eric will cover this in greater detail in just a moment.

Before I turn the call over to Matt, I would like to thank the entire American Midstream organization for all of their hard work. We have accomplished many goals since our last call and this would not be possible without your individual and team effort from everyone in the organization.

With that, I will turn the call over to Matt for a review of our operations.

Matt Rowland:

Thanks, Lynn. American Midstream has made a number of operational advancements since our last update. As Lynn mentioned, American Midstream commenced transitioning field operations of the Destin and Okeanos System on November 1. The assumption of operatorship includes 38 employees being transitioned from BP to American Midstream. We are excited to add this highly experienced and skilled staff to the American Midstream Team. The transition has been progressing well to date and we anticipate completion by year end.

As expected, we were able to achieve significant operating cost savings by integrating aviation and marine logistics with our other Gulf Coast systems. We expect this cost savings stream will continue once these assets are fully integrated.

In addition to the transition, our Engineering and Operations Teams have been focused on start-up operations for the Pascagoula Processing Plant, which is owned and operated by Enterprise Products. The Pascagoula Plant was processing all offshore production on the Destin and Okeanos Systems, including Delta House, but has remained offline since the incident which occurred on June 28.

We have worked closely with Enterprise and our Destin Joint Venture Partners to develop a plan which will bring the Plant back online as safely and as efficiently as possible. We currently expect to commence start-up operations in December and that the Pascagoula Plant will be fully operational in the first quarter of next year.

In our Terminal segment, we are continuing to build-out of our Harvey facility. To provide a little more color to Lynn’s comments, the project’s scope includes the construction of eight 100,000 barrel tanks, 11 50,000 barrel tanks, additional rail capacity, and a second deep-water shipper that will have a drag to greater than 50 feet. Barge, rail, and truck activity at Harvey has already stepped up dramatically as our new asphalt and VGO tanks have been brought online. We expect to continue to leverage off the existing footprint to drive expansion and create one of the top terminal franchises on the lower Mississippi.

In our Gathering & Processing segment, we are seeing indications of increased drilling activity around our assets in the Permian and East Texas, and are finalizing connections to serve on new wells on the Lavaca Gathering System in the Eagle Ford. In Mississippi, we are commencing operations on a newly constructed Processing and Treating facility which is anchored by a five-year acreage dedication. I would like to note that we were able to place this facility in service in less than 100 days after negotiations began with the producer.

The pipeline connecting our Bazor Channel Plants in Mississippi and Alabama will be in service by year-end, allowing us to significantly reduce operating costs and enhanced product recoveries.

In our Bakken Crude Gathering System, our new blending in high H2S crude treating capabilities have increased truck volumes and resulting margins.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

At Longview, our third quarter rail volume increased 97% versus the previous quarter as we continue to broaden our customer base, which was partially offset the volume drop from a key supplier whose plant was offline for most of the quarter.

Finally, at our Yellow Rose Plant in the Permian, we had H2S treating capabilities, enhanced connectivity for rich gas delivery, and are placing into service a new NGL line in the ONEOK West Texas pipeline to provide our customers with a higher net (phon) back. In addition, we are seeing a pickup in drilling activity in our dedicated acreage in this area as well.

In our Transmission segment, construction of the Midland Access Pipeline System experienced some weather-related delays in the third quarter. Construction activities have picked back up, but we now project the project will be in service in the middle of the first quarter of 2017.

On the AlaTenn System, we continue to be successful in adding firm transportation contracts with several new interconnects, and including a new transportation agreement which will support construction of a new interconnect for deliveries into the SONAT (phon) Natural System. We continue to see and execute on a substantial number of growth opportunities on the AlaTenn and Magnolia Systems as flow dynamics continue to change on the US natural gas pipeline grid. This is one of the areas we expect to see a positive EBITDA impact in 2017.

Throughput on our Combined Systems ticked (phon) up to 1.1 Bcf with average throughput of 371 Mcf per day in our Gathering & Processing segment and an average throughput of 714,000 Mcf per day in our Transmission segment.

In closing, we continue to evaluate numerous opportunities in all areas we operate to acquire assets to (inaudible) growth and expansion opportunities. Specifically in the Gulf Coast, we are looking at infrastructure assets that can be tied in and repurposed or redirected to meet the changing market dynamics, particularly given the potential for continuing borrowing (phon) and growth as the major E&P companies continue their extensive offshore development projects.

Before I turn the call over to Eric, I would like to echo Lynn’s comments regarding the American Midstream Team. I’m very proud of everyone’s can-do attitude in the midst of tremendous amount of change in our organization.

I will now turn the call over to Eric to discuss our financial performance.

Eric T. Kalamaras:

Thank you, Matt, and good morning, everyone. My comments today will focus on an overview of third quarter financial results, including our balance sheet, capital expenditures, risk management, and 2016 guidance.

The Partnership reported third quarter Adjusted EBITDA of $35.8 million, an increase of approximately 126% over last year. The growth in Adjusted EBITDA is primarily a result of higher distributions from our own consolidated affiliates, about $17.7 million, largely due to our investment in Delta House and our Gulf of Mexico assets we acquired in April of 2016.

Third quarter distributable cash flow also increased significantly, up 121% over the prior-year quarter to $24.4 million. We announced a third quarter distribution of $0.4125 per unit or $1.65 annually, which will be paid November 14. Our distribution coverage was approximately 1.9 times and in the near term, we intend to utilize incremental cash flow to invest in organic growth projects, strengthen our balance sheet, and bolster liquidity. Operating expense was $16 million for the third quarter of 2016 compared to $15.3 million for the same period in 2015.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

Corporate expenses were $13.3 million, of which $4.9 million were nonrecurring and primarily due to our Denver to Houston transition, as well as certain transaction costs. Pro forma for these adjustments third quarter recurring corporate expenses were $8.4 million versus $7.6 million last year.

As Lynn mentioned, on November 1, the Partnership announced its third acquisition interest in Delta House, bringing our total equity interest over 20.1%. The Partnership acquired the additional interest for total consideration of approximately $49 million. To finance the acquisition, the Partnership issued 35 million in new Series D convertible preferred units to affiliates of ArcLight. Preferred units will be cash-paying at the higher of $0.4125 per unit or the distribution paid to common Unitholders. The Partnership financed the remaining $14 million purchase under its revolving credit facility.

On September 30, the Partnership completed a project financing for the retirement of existing 1920s vintage pipeline and construction of a new replacement pipeline from Winnsboro, Louisiana to Natchez, Mississippi. The line is expected to be in service within the first half of 2017. This project was financed with $60 million, 3.77% 2031 senior notes that are nonrecourse of the Partnership. The financing provided net proceeds of approximately $37.7 million. We will report the proceeds from the notes as restrictive cash on the balance sheet which will eventually wind down while the construction is in progress. Despite being nonrecourse of the Partnership, we will report the project financing on a consolidated basis as part of total debt.

At quarter-end, the Partnership had $673 million outstanding under its senior secured revolving credit facility, including the new interest in Delta House, cash-on-hand and $35 million of new Series D. The Partnership had pro forma leverage of about 4 times, and this is down from 4.6 times at year-end. For the quarter-end, capital expenses totaled $26 million, including approximately $1 million for normalized maintenance capital expenditures.

As it relates to risk management, we took advantage of declining rates and further strengthened the Partnership’s financial position with the execution of $150 million interest rate swap at a fixed LIBOR rate of approximately 1.475%, (inaudible) 2018 through the end of 2022. In total, we have $450 million in interest rate swaps at around 1.3%.

As it relates to our commodity risk management, for the rest of 2016, we have hedged approximately 34% of our expected NGL exposure and approximately 51% of expected crude oil exposure. We have not hedged any ethane and could benefit from an uplift in prices that follow a prolonged period of ethane rejection. Realizing that we already have about 95% fee-based cash flows, our commodity risk is less than 5% of EBITDA, which puts us at the top of our peer group.

Early this year, we updated our 2016 guidance with Adjusted EBITDA in the range of $125 million to $135 million and distributable cash flow in the range of $85 million to $95 million, which are a substantial year-to-year increase. We are guiding to the high-end of these ranges, driven by better-than-expected returns of our recent acquisitions, volumes, and pricing in our 2016 projections. As part of the merger with JP Energy and the continued strong performance of our assets, we are moving to a phase of resuming distribution growth. As a result, we’re targeting distributable cash flow per unit accretion and distribution growth of approximately 5% for the pro forma Company in 2017 and 2018.

Importantly, this combination and the opportunity (inaudible) establishes a path to mid-single-digit annual distribution growth for over the long-term. We will provide updated 2017 financial guidance as we approach closing of the JP Energy merger later this year.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

This has been a tremendous year to-date for the Partnership and we look forward to continued success. With that, I will turn the call back over to Lynn.

Lynn Bourdon, III:

Thank you, Eric. To summarize key themes from today’s call, we are pleased with the performance of the Partnership so far this year, both operationally and financially. During the third quarter, we fulfilled our commitment towards demonstrating operational focus by completing the emotional Denver to Houston transition of our core controlled functions, integrated some new assets within our American-Panther Joint Venture, successfully managed to round a major processing plant upset, added new business across all of our operating segments, set the framework for the recently announced Delta House incremental interest, and worked diligently on identifying and analyzing the JP Energy merger, all while continuing to march towards meeting our 2016 Adjusted EBITDA and distributable cash flow guidance numbers. Our Teams have and will continue to work very hard to ensure that we will meet the commitments we have made to our Investors.

For the remainder of the year, our continued focus as a Leadership Team is to deliver on the objectives we outlined at the start of the year: execute strategic and accretive organic growth projects and acquisitions, maintain financial stability, generate long-term DCF growth by increasing our commercial focus, and now with the recent announcement, prepare for the merger with JP Energy Partners.

In closing, we are excited about the near- and long-term prospects for American Midstream and we remain focused on executing our plan to deliver meaningful cash flow growth for our Unitholders. I also want to welcome all of our new employees and to thank our great Team, again, who delivered critical services for our customers day and night while operating safely and being good stewards of the environment and communities in which we live and work.

Thank you for joining us today and we will now open the call for questions.

Operator:

At this time, I would like to remind all participants that in order to ask a question you may press star, one on your telephone keypad. If your question has been answered or you would like to be removed from the queue, please press the pound key. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Eric Genco with Citi. Your line is open.

Eric Genco:

Good morning. I was just wondering, in looking through the Transmission segment and reading through the release, it looks like you were able to direct a lot of the sort of Pascagoula vines (phon) over to the high point, but there was a jump in sort of firm Transportation revenue and contracted volumes on that segment. I was just curious if you could give us a sense for what’s going on there and what the trends of that might look like going forward.

Matt Rowland:

Thanks, Eric. This is Matt. As I mentioned in my discussion, we’re working to get the Pascagoula Plant up and running, so obviously that’s going to impact the direction of the volumes. So what we’re seeing right now is really we’ll continue the current operations towards the end of the year and probably consistent Transportation revenues, and we just need to work with the producers once Pascagoula starts up. But, really at this point, I think we’re generally expecting to be back to pretty much normal operations in terms of revenues and just gas flows the first quarter in 2017.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

Eric Genco:

Okay. Then on the G&P segment—and I’m sorry if I missed it in the comments—but what drove the decrease in NGL production overall relative to inlet volumes to drop sequentially?

Matt Rowland:

Generally, I mean, we’ve been kind of—well, a couple of different things. Number one, we had some certain facilities were out, which fed our production, which are currently back online, so we should see that return. Then we have (inaudible). We have seen some level of decline, although frankly it’s been somewhat stable, so I think generally we’re expecting to maintain throughput at stable levels. We did have some dips last quarter, but we expect that to return.

Lynn Bourdon, III:

Well, and I think to add to Matt’s comments, the Exxon-Bakken Plant was down for the quarter and that impacted volumes up in East Texas, and then Tri-States volumes were off because gas was directed over to the Toca Plant, away from the Pascagoula Plant. So, those two are probably the biggest drivers in lower NGL volumes.

Eric Genco:

Okay. Great. Thank you very much.

Operator:

Again, to ask a question, you may press star, one on your telephone keypad. Your next question comes from the line of Robert Gorman with Robert W Baird. Your line is open.

Robert Gorman:

Good morning. Great call. Quick question about the JP merger; it looks like that will increase the amount of variable revenue versus fixed contracts. What additional steps in risk control are you doing to mitigate any downward impact of that?

Eric T. Kalamaras:

First, let me thank you for your question. I think that’s a good question. As you know, we have currently the American Midstream organization has best-in-class kind of exposure to changes in NGL or crude oil type prices. Less than 5% of our EBITDA is really subject to any kind of fluctuations. So, as you look at the JP business, it really is a relatively stable business, so it’s only going to slightly increase our exposure to changes and volumes. So we’ll treat it just as we would any other business. We’ll take a prudent look at what we feel like we should hedge and we will hedge as appropriate around that business to ensure that we have a very stable business profile as we go forward. So, we don’t see that as being a significant impact to our overall operations.

Robert Gorman:

Thank you.

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

Operator:

There are no further questions. At this time, if you would like to ask a question, simply press star, one on your telephone keypad. There are no further questions in the queue. I’ll turn the call back over to Lynn Bourdon.

Lynn Bourdon, III:

All right. Thank you, Operator. I’d just like to thank everybody for joining us on the call today. We appreciate all of your questions and your continued interest in the American Midstream story and we look forward to speaking with you on next quarter’s call. Thank you.

Operator:

This concludes today’s conference call. You may now disconnect.

Additional Information and Where to Find it

This communication relates to a proposed business combination between American Midstream and JP Energy. In connection with the proposed transaction, American Midstream and/or JP Energy expect to file a proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”). WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of JP Energy. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from JP Energy’s internet website for investors at http://ir.jpenergypartners.com, and from American Midstream’s investor relations website at http://www.americanmidstream.com/investor- relations. Investors and security holders may also read and copy any reports, statements and other information filed by American Midstream and JP Energy with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participation in the Solicitation of Votes

American Midstream and JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding JP Energy’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016. Information regarding American Midstream’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 7, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts, including but not limited to those related to pro-forma adjusted EBITDA, run-rate synergies, improved scale, distributions and

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American Midstream Partners, LP – Third Quarter 2016 Earnings Conference Call, November 8, 2016

accretion, actions by sponsor, closing of the transaction, liquidity, future growth, and financial flexibility. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may,” “will” or similar expressions help identify forward-looking statements. American Midstream and JP Energy cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include the following: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of American Midstream to successfully integrate JP Energy’s operations and employees and realize anticipated synergies and cost savings, actions by third parties, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue and other financial growth, and volatility in the price of oil, natural gas, and natural gas liquids and the credit market. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by American Midstream and JP Energy with the SEC, which are available for free at www.sec.gov. American Midstream and JP Energy undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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